EXHIBIT 6

            REVISED PRELIMINARY COPIES, DATED FEBRUARY 7, 1995



                   1995 ANNUAL MEETING OF SHAREHOLDERS
                                   of
                          MARIETTA CORPORATION
                          37 Huntington Street
                        Cortland, New York  13045




                             PROXY STATEMENT
                                   of
                         DICKSTEIN PARTNERS INC.





      This Proxy Statement and the accompanying Letter to Shareholders and BLUE Annual Meeting proxy card are furnished in connection with the solicitation of proxies by Dickstein Partners Inc. ("Dickstein Partners") to be used at the 1995 Annual Meeting of Shareholders of Marietta Corporation ("Marietta") to be held
at                  on               and at any adjournments or
postponements thereof (the "Annual Meeting").

      At the Annual Meeting, eight Directors of Marietta will be elected. Dickstein Partners is soliciting your proxy in support of the election of the eight nominees of Dickstein Partners named below (the "Dickstein Nominees") as the Directors of Marietta.

      ALL DICKSTEIN NOMINEES ARE COMMITTED TO A PROGRAM OF
OFFERING MARIETTA FOR SALE, AND SELLING MARIETTA, TO THE BUYER
WHO IS WILLING TO PAY THE HIGHEST PRICE, SO LONG AS THE PRICE IS
AT LEAST $11 PER SHARE OF MARIETTA COMMON STOCK.

      The record date for determining shareholders entitled to notice of and to vote at the Annual Meeting is
(the "Record Date"). Shareholders of record at the close of business on the Record Date will be entitled to one vote at the Annual Meeting for each share of Marietta Common Stock, par value $.01 per share (the "Shares"), held on the Record Date.
According to the preliminary proxy statement of Marietta filed
with the Securities and Exchange Commission on                  ,
1995 (the "Marietta Proxy Statement"), there were
Shares issued and outstanding as of the close of business on the Record Date.

      Dickstein Partners manages private investment funds. As of the date of this Proxy Statement, two of these funds, Dickstein & Co., L.P. and Dickstein International Limited (collectively, the "Dickstein Funds"), beneficially own in the aggregate 508,000 Shares, or 14.1% of the outstanding Shares. The address of Dickstein Partners Inc. is 9 West 57th Street, New York, New York 10019, and its telephone number is (212) 754-4000. Calibre Capital Advisors, Inc. ("Calibre"), a private investment firm, may be deemed to be a participant in the solicitation by Dickstein Partners. As of the date of this Proxy Statement, Calibre beneficially owns 18,000 Shares, or 0.5% of the outstanding Shares. The address of Calibre is 66 East 80th Street, New York, New York 10021, and its telephone number is
(212)861-8845.  See "Proposed Acquisition -- Certain
Arrangements" below.

      This Proxy Statement, the accompanying Letter to
Shareholders and the BLUE Annual Meeting proxy card are first being furnished to Marietta shareholders on or about
        , 1995.

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                         IMPORTANT

      At the Annual Meeting, Dickstein Partners will seek to elect the Dickstein Nominees as the Directors of Marietta. The election of the Dickstein Nominees requires the affirmative vote of a plurality of the votes cast, assuming a quorum is present or otherwise represented at the Annual Meeting.

      Dickstein Partners urges you to mark, sign, date and return the enclosed BLUE Annual Meeting proxy card to vote for election of the Dickstein Nominees.

      A vote for the Dickstein Nominees is a vote for Directors who are committed to a program of offering Marietta for sale, and selling Marietta, to the buyer who is willing to pay the highest price, so long as the price is at least $11 per Share.

      DICKSTEIN PARTNERS URGES YOU NOT TO SIGN ANY PROXY CARD SENT TO YOU BY MARIETTA. IF YOU HAVE ALREADY DONE SO, YOU MAY REVOKE YOUR PROXY BY DELIVERING A WRITTEN NOTICE OF REVOCATION OR A LATER DATED PROXY FOR THE ANNUAL MEETING TO DICKSTEIN PARTNERS, C/O MACKENZIE PARTNERS, INC., 156 FIFTH AVENUE, NEW YORK 10010 (THE "AGENT"), OR TO THE SECRETARY OF MARIETTA, OR BY VOTING IN PERSON AT THE ANNUAL MEETING. SEE "PROXY PROCEDURES" BELOW.

        THE DICKSTEIN NOMINEES SUPPORT THE SALE OF MARIETTA

      All Dickstein Nominees are committed to a sale of Marietta to the buyer who is willing to pay the highest price, so long as the price is at least $11 per Share. If elected, the Dickstein Nominees will, subject to their fiduciary duties, seek to cause

Marietta to offer itself for sale, and to consummate a sale, to the buyer who is willing to pay the highest price, so long as the price is at least $11 per Share.

      As indicated under "Proposed Acquisition" below, Dickstein
Partners and Calibre have proposed to acquire, by means of a merger, 100% of the outstanding stock of Marietta at a price of $11 per Share.

      If, like us, you believe that you should have the opportunity to receive for all of your Shares the highest price that a buyer is currently willing to pay, so long as the price is at least $11 per Share, Dickstein Partners urges you to vote your BLUE Annual Meeting proxy card FOR each of the Dickstein
Nominees.

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                         ELECTION OF DIRECTORS

      According to publicly available information, Marietta currently has eight Directors, all of whose terms will expire at the Annual Meeting.

      Dickstein Partners proposes that Marietta shareholders elect the Dickstein Nominees as the Directors of Marietta at the Annual Meeting. If all Dickstein Nominees are elected, the Dickstein Nominees would constitute the entire Board of Directors of Marietta. The Dickstein Nominees are listed below and have furnished the following information concerning their principal occupations or employment and certain other matters. Each Dickstein Nominee, if elected, would hold office until the 1996 Annual Meeting of Shareholders and until a successor has been elected and qualified or until his earlier death, resignation or removal. Although Dickstein Partners has no reason to believe that any of the Dickstein Nominees will be unable to serve as directors, if any one or more of the Dickstein Nominees is not available for election, the persons named on the BLUE Annual Meeting proxy card will vote for the election of such other nominees as may be proposed by Dickstein Partners.

Dickstein Nominees for Directors

      Steven L. Bock, age 41, has been Chief Executive Officer of Specialty Catalog Corp. and its predecessor since 1990.
Specialty Catalog Corp., which is 48% owned by the Dickstein Funds, is a catalog direct marketer of women's wigs and related products and of professional educational materials. Prior thereto, from 1988, Mr. Bock was a founding partner in RSG Partners, a private investment and management firm, which organized the predecessor of Specialty Catalog Corp. Mr. Bock's business address is c/o SC Direct, Inc., Six Landmark Square, Stamford, Connecticut 06883.

      Mark Dickstein, age 36, has been the President of Dickstein Partners since prior to 1989 and is primarily responsible for the operations of the Dickstein Funds. He is the Chairman of the Board of Carson Pirie Scott & Co., a midwest department store chain. He is also director of KinderCare Learning Centers, Inc., the largest provider of proprietary child care in the United States, and Zale Corporation, a national jewelry retailer.
Carson Pirie Scott & Co., KinderCare Learning Centers, Inc. and Zale Corporation are publicly held. Mr. Dickstein's business address is c/o Dickstein Partners Inc., 9 West 57th Street, New York, New York 10019.

      Jeffrey E. Ginsberg, age 31, has since 1994 been managing general partner of APEX Site Management, a company that he co-founded and that assists real property owners in attracting
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telecommunications tenants.  Prior to that, since 1991, Mr.
Ginsberg was a co-founder and Director of Acquisitions of Horizon Cellular Group, an operator of fourteen cellular telephone systems. From 1989 through 1991, Mr. Ginsberg was associated with Block B Cellular Corporation, a cellular telephone operator that he co-founded. From 1988 to 1991, Mr. Ginsberg was also a principal of First Eastern Merchant Banking Group, an investment banking and venture capital firm specializing in telecommunications. Mr. Ginsberg's business address is 200 S. Broad Street, Philadelphia, Pennsylvania 19102.

      Lawrence E. Golub, age 35, has since 1994 been President of Golub Associates Incorporated, an investment and financial advisory firm that he founded and owns. From 1993 to 1994, Mr. Golub was a Managing Director of Bankers Trust Company, where he participated in structuring, recapitalizing, hedging, and selling public and private equity investments. From 1992 to 1993, Mr. Golub was a White House Fellow, serving as Special Assistant to the Secretary of Health and Human Services and as policy coordinator for the President's cabinet-level health care reform group. Mr. Golub was a Managing Director of Wasserstein Perella & Co., Inc. from 1990 to 1992, specializing in corporate finance, and was a Vice President of Allen & Company Incorporated, a private investment banking firm, from 1985 to 1990.

      Samuel L. Katz, age 29, has been a Vice President of Dickstein Partners since July 1993. Previously, since February 1992, Mr. Katz was the Co-Chairman of Saber Capital Inc., a firm making private equity investments. Before that, since 1988, Mr. Katz was an Associate and then a Vice President of The Blackstone Group, an investment and merchant bank, where he focused on leveraged buyout transactions. Mr. Katz's business address is c/o Dickstein Partners Inc., 9 West 57th Street, New York, New York 10019.

      Ira W. Krauss, age 49, is President of First Sterling Corporation, a position he has held since 1983. First Sterling Corporation is engaged in real estate operation and development. Mr. Krauss also serves as President of the Board of Education of the Borough of New Providence, New Jersey. Mr. Krauss's business address is c/o First Sterling Corporation, 900 Third Avenue, New York, New York 10022.
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      Howard R. Shapiro, age 40, has since 1994 been President of
Calibre, a private investment firm that he founded and owns. Previously, since 1985, Mr. Shapiro was a Vice President of Manufacturers Hanover Trust Company, where he was involved in financing for leveraged acquisitions, recapitalizations and distressed corporate credits. Mr. Shapiro's business address is c/o Calibre Capital Advisors, Inc., 66 East 80th Street, New
York, New York 10021.

      Ralph E. Stewart, age 46, has since 1993 been a private management consultant. From 1992 to 1993 he was President and Chief Operating Officer of Abex Inc., and from 1989 to 1992 he was President and Chief Executive Officer of Pneumo Abex Corp., both of which are manufacturers of aerospace and automotive components. From 1986 to 1989, Mr. Stewart was a Group Vice President of Pullman Co., a manufacturer of transportation equipment and material handling and fluid power products. Mr. Stewart's address is 3037 Bonnie Brae Crescent, Flossmoor, Illinois 60422.

      In September 1990, the Commodity Futures Trading Commission (the "CFTC") initiated an administrative proceeding against Mr. Dickstein alleging that in 1987 certain of his personal commodities trading activities were in violation of applicable laws. Specifically, the CFTC claimed that Mr. Dickstein, in his capacity as a local floor trader, aided and abetted another floor trader in, among other things, non-competitive trading and defrauding such floor trader's customers. Without admitting or denying the CFTC's allegations, Mr. Dickstein settled this matter in September 1991. As part of the settlement, Mr. Dickstein agreed not to engage in commodities transactions for a period of one year, and for two additional years not to trade on the floor of any commodities exchange. Mr. Dickstein also had his commodities floor brokerage license revoked and paid a $150,000 civil penalty.

      Mr. Bock was Chief Executive Officer of SC Corp., the predecessor of Specialty Catalog Corp., when in December 1992 SC Corp. and its four subsidiaries filed for protection under Chapter 11 of the United States Bankruptcy Code. Two of the subsidiaries emerged from bankruptcy with the consummation of the plan of reorganization of Specialty Catalog Corp. in November 1994. The other two subsidiaries were liquidated by the secured Lender.


      It is anticipated that each of the Dickstein Nominees, upon his election as a director of Marietta, will receive director's fees consistent with Marietta's past practice. According to the Marietta Proxy Statement, directors who are not employees of Marietta receive $500 per month plus $300 for each meeting
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attended of the board or any committee plus reimbursement for travel expenses. It is expected that each Dickstein Nominee who serves on the independent committee of the board of directors formed to evaluate acquisition proposals will be assured of receiving a minimum of $10,000 of fees for his period of service. See "Proposed Acquisition." In addition, Dickstein Partners has agreed to indemnify each of the Dickstein Nominees against any claims and expenses, including legal fees, arising out of their participation in the proxy solicitation for their election.

      Except as set forth above or under "Proposed Acquisition -- Certain Arrangements" below, none of Dickstein Partners, Calibre, the Dickstein Nominees or any of their respective associates (i) has any arrangements or understandings with any person or persons with respect to any future employment by Marietta or its affiliates, or with respect to any future transactions to which Marietta or any of its affiliates may be a party; (ii) has carried on any occupation or employment with Marietta or any corporation or organization which is or was a parent, subsidiary or other affiliate of Marietta; or (iii) has received any cash compensation, cash bonuses, deferred compensation, compensation pursuant to plans, or other compensation, from, or in respect of, services rendered to or on behalf of Marietta. No family relationships exist among the Dickstein Nominees or between any of the Dickstein Nominees and any director or executive officer of Marietta.

      Except as set forth under "Proposed Acquisition -- Certain Arrangements" below, none of Dickstein Partners, Calibre, the Dickstein Nominees or any of their respective associates (i) since October 1, 1993, has engaged in or has a direct or indirect material interest in any transaction or series of similar transactions to which Marietta or any of its subsidiaries was or is to be a party in which the dollar amount involved exceeded, or is expected to exceed, $60,000 in the aggregate; or (ii) is a party adverse to Marietta or any of its subsidiaries in any material proceedings or has a material interest adverse to the interests of Marietta or any of its subsidiaries in any such proceedings.

      Certain additional information relating to, among other things, the ownership, purchase and sale of securities of Marietta by Dickstein Partners, Calibre, the Dickstein Nominees and their respective associates, or arrangements with respect thereto, is set forth in "Proposed Acquisition -- Certain Arrangements" and "Security Ownership of Certain Beneficial Owners and Management of Marietta" below and in Schedule II.

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Voting Procedures

      Election of the Dickstein Nominees requires the affirmative vote of a plurality of the votes cast in the election at the Annual Meeting, assuming a quorum is present or otherwise represented at the Annual Meeting. Shares voted as abstentions and "broker non-votes" are considered present at the Annual Meeting for the purposes of determining the presence of a quorum. "Broker non-votes" relate to shares of stock held of record by a broker as to which no discretionary authority or voting directions exist.

      The accompanying BLUE Annual Meeting proxy card will be voted at the Annual Meeting in accordance with your instructions on such card. You may vote FOR the election of each of the Dickstein Nominees as Directors of Marietta or withhold authority to vote for the election of all the Dickstein Nominees by marking the proper box on the BLUE Annual Meeting proxy card. You may also withhold your vote from any one or more of the Dickstein Nominees by writing the name of such nominee(s) in the space provided on the BLUE Annual Meeting proxy card. IF NO MARKING IS MADE, YOU WILL BE DEEMED TO HAVE GIVEN A DIRECTION TO VOTE THE SHARES REPRESENTED BY THE BLUE ANNUAL MEETING PROXY CARD FOR THE ELECTION OF ALL THE DICKSTEIN NOMINEES PROVIDED THAT YOU HAVE SIGNED AND DATED THE PROXY CARD. The Dickstein Funds and Calibre, which in the aggregate own approximately 14.6% of the Shares outstanding, will vote their Shares FOR the election of the Dickstein Nominees.

      Dickstein Partners believes that it is in your best interest to elect the Dickstein Nominees at the Annual Meeting. All Dickstein Nominees are committed to a program of offering Marietta for sale, and selling Marietta, to the buyer who is willing to pay the highest price, so long as the price is at least $11 per Share.

      DICKSTEIN PARTNERS STRONGLY RECOMMENDS A VOTE FOR THE
ELECTION OF THE DICKSTEIN NOMINEES.






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       OTHER MATTERS TO BE CONSIDERED AT THE ANNUAL MEETING


Approval of the Marietta Corporation 1994 Stock Option Plan

      As set forth in the Marietta Proxy Statement, at the Annual Meeting the shareholders will be asked to vote on a proposal to approve the Marietta Corporation 1994 Stock Option Plan (the
"Plan") adopted by the Marietta Board on                 , 1994.
A description of the Plan is contained in the Marietta Proxy Statement and is incorporated herein by reference. Dickstein Partners has had insufficient opportunity to evaluate the Plan and therefore is not making any recommendation on this proposal at the present time.

      The accompanying BLUE Annual Meeting proxy card will be voted in accordance with your instructions on such card. You may vote for approval of the Plan, or vote against or abstain from voting on the approval of the Plan, by marking the proper box on the BLUE Annual Meeting proxy card. If no marking is made, you will be deemed to have given a direction to abstain from voting the Shares represented by the BLUE Annual Meeting proxy card with respect to the approval of the Plan.

Approval of the Issuance of Stock Options to Stephen D. Tannen

      As set forth in the Marietta Proxy Statement, at the Annual Meeting the shareholders will be asked to vote on a proposal to approve the issuance of stock options to acquire 47,145 Shares (the "Tannen Stock Options") to Stephen D. Tannen, President and Chief Executive Officer of Marietta. A description of the proposal to issue the Tannen Stock Options is contained in the Marietta Proxy Statement and is incorporated herein by reference. Dickstein Partners has had insufficient opportunity to evaluate the proposal to issue the Tannen Stock Options and therefore is not making any recommendation on this proposal at the present time.

      The accompanying BLUE Annual Meeting proxy card will be voted in accordance with your instructions on such card. You may vote for approval of the Tannen Stock Options, or vote against or abstain from voting on the approval of the Tannen Stock Options, by marking the proper box on the BLUE Annual Meeting proxy card. If no marking is made, you will be deemed to have given a direction to abstain from voting the Shares represented by the BLUE Annual Meeting proxy card with respect to the approval of the Tannen Stock Options.

Other Proposals

      Except as set forth above, Dickstein Partners is not aware of any proposals to be brought before the Annual Meeting. Should other proposals be brought before the Annual Meeting, the persons named on the BLUE Annual Meeting proxy card will abstain from voting on such proposals unless such proposals adversely affect the interests of Dickstein Partners as determined by Dickstein Partners in its sole discretion, in which event such persons will vote on such proposals at their discretion.

Voting Procedures

      Approval of the Plan and of the Tannen Stock Options requires a majority of the votes cast on the respective matter.
Shares voted as abstentions and shares with respect to which a broker submits a "broker non-vote" on the matter are not counted in calculating the number of votes cast on the matter and have the effect of reducing the number of votes required for approval of the matter. The vote required for approval of any matter that may be submitted to shareholders other than the Plan and the Tannen Stock Options will be as prescribed by Marietta's charter or bylaws or by applicable law.


                           PROXY PROCEDURES

          Shareholders are urged to mark, sign and date the enclosed BLUE Annual Meeting proxy card and return it to Dickstein Partners, c/o MacKenzie Partners, Inc., 156 Fifth Avenue, 9th Floor, New York, New York 10010 in the enclosed envelope in time to be voted at the Annual Meeting. Execution of the BLUE Annual Meeting proxy card will not affect your right to attend the Annual Meeting and to vote in person. Any proxy may be revoked at any time prior to the Annual Meeting by delivering a written notice of revocation or a later dated proxy at the particular meeting. Only your latest dated proxy for the Annual Meeting will count.

      Only holders of record as of the close of business on the Record Date will be entitled to vote. If you were a shareholder of record on the Record Date, you may vote your shares at the Annual Meeting even if you have sold your shares before or after the Record Date. Accordingly, please vote the shares held by you on the Record Date, or grant a proxy to vote such shares, on the BLUE Annual Meeting proxy card, even if you have sold your shares before or after the Record Date.

      If any of your Shares are held in the name of a brokerage firm, bank, bank nominee or other institution on the Record Date, only it can vote such Shares and only upon receipt of your specific instructions. Accordingly, please contact the person responsible for your account and instruct that person to execute on your behalf the BLUE Annual Meeting proxy card.


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                   PROPOSED ACQUISITION

      On January 17, 1995, Mark Dickstein, the President of Dickstein Partners, telephoned Marietta and spoke with Philip A. Shager, Chief Accounting Officer and Treasurer of Marietta. Mr. Dickstein advised Mr. Shager that Dickstein Partners and Calibre proposed to acquire all of the outstanding stock of Marietta. Following the telephone call, Mr. Dickstein sent the following letter on behalf of Dickstein Partners to Chesterfield F. Siebert Sr., Chairman of the Board of Marietta. The letter reflects a good faith proposal that Dickstein Partners and Calibre would expect to consummate upon execution of definitive transaction documentation with Marietta. Prior to the execution of such documentation, the proposal is subject to change or withdrawal.


      "Dear Mr. Siebert:


               As I mentioned to Philip Shager by phone earlier today, Dickstein Partners Inc. and Calibre Capital Advisors, Inc. propose to acquire, by means of an all cash merger, 100% of the stock of Marietta Corporation at a price of $11 per share. We ask that you afford us the opportunity to meet with you in the next day or two so that we can introduce ourselves personally and discuss this proposal with you.

               Based on our review of Marietta Corporation's publicly available information, we believe $11 per share to be a fair price for the company. However, if we are able to review Marietta Corporation's non-public information there is a strong possibility that we would be prepared to improve the terms of our proposal.

               Dickstein Partners Inc. manages three private investment funds having combined equity capital of more than $250 million. Through its funds, Dickstein is prepared to finance this acquisition with an equity contribution of as much as one-third of the funds required for the transaction. Dickstein and Calibre currently own 526,000 shares of Marietta Corporation's common stock, which we believe represent 14.6% of the total outstanding shares. Based upon preliminary discussions we have had with institutional lenders, we believe that we should easily be able to obtain the balance of the financing.

               The acquisition would be subject to the
       negotiation of a definitive agreement and other customary conditions. We would honor Marietta's existing employment agreements and our present intention is to retain the existing management team. We stand ready to expeditiously complete this transaction, with your cooperation.

               Although our proposal is unsolicited, we seek to work amicably with you. We believe our proposal represents an excellent opportunity to maximize shareholder value. We therefore hope that your directors will approve, and afford your shareholders an opportunity to consider, our proposal. We urge the Board not to respond to our proposal by modifying employment agreements or taking other steps which might impair shareholder value.

               As much as we desire to accomplish our objective amicably, as a precautionary measure, we are filing with the Securities and Exchange Commission preliminary proxy material that would enable us to propose an alternate slate of directors at the upcoming shareholders' meeting if we do not reach agreement with the existing board. Our nominees would run on a platform that the Company should be sold at the best available price, but not less than $11 per share.

               Tomorrow morning, we will issue a press release describing our proposal. We will soon be filing with the S.E.C. our Schedule 13D statement, which will include a copy of this letter.

               Let me reiterate our desire to meet with you as soon as possible to proceed on a constructive basis.
       I urge you not to enter into any agreements with third parties without first giving us an opportunity to improve our proposal. We are prepared to immediately sign an appropriate confidentiality agreement in order to conduct due diligence and review non-public information. I hope you will be in a position tomorrow to suggest a time and place for a meeting.

                                        Very truly yours,

                                        Mark Dickstein"


      On January 18, 1995, Mr. Dickstein spoke by telephone to Stephen D. Tannen, President and Chief Executive Officer of Marietta, and reiterated what he had told Mr. Shager the previous day and certain points contained in the letter to Mr. Siebert.

       Dickstein Partners intends to seek to negotiate with Marietta regarding its proposal to acquire Marietta. Such negotiations could result in, among other things, termination of this proxy solicitation and submission of a different acquisition proposal to Marietta. Although Dickstein Partners does not presently intend, in the event the Dickstein Nominees are elected, to alter the terms of the proposed acquisition to provide for the issuance of securities or other consideration in exchange for Shares, it is possible that, depending on the facts and circumstances existing at the time, the terms might be altered in this or other respects.

      As indicated elsewhere in this Proxy Statement, the Dickstein Nominees, if elected, will, subject to their fiduciary duties, seek to cause Marietta to offer itself for sale, and to consummate a sale, to the buyer who is willing to pay the highest price, so long as the price is at least $11 per Share. There can be no assurance, however, that a buyer other than Dickstein Partners and Calibre will offer to purchase Marietta at all or for a price that is higher than the price offered by Dickstein and Calibre. It is anticipated that if the Dickstein Nominees are elected, the board will form a committee of directors, each of whom is independent of Dickstein Partners and Calibre and has no economic interest in the acquisition of Marietta, to consider, negotiate and determine to recommend approval of the terms of a sale of Marietta. The members of such an independent committee are currently expected to be Messrs. Bock, Ginsberg, Golub and Krauss. The independent committee will establish procedures, possibly including auctioning or actively shopping Marietta, to maximize the price at which Marietta may be sold.

      It is anticipated that a sale of Marietta, including a sale to Dickstein Partners and Calibre, would be subject to a separate vote of shareholders at a later time, although if a buyer approved by the board of directors were to acquire 90% or more of the outstanding Shares, an acquisition could be effected without a shareholder vote pursuant to applicable provisions of the New York Business Corporation law.

Certain Arrangements

      Dickstein Partners (on behalf of the Dickstein Funds), Calibre and Howard Shapiro, President of Calibre and a Dickstein Nominee, have entered into a Memorandum of Understanding, dated January 3, 1995 (the "Memorandum"), confirming their intention to pursue, on a joint basis, the acquisition of Marietta (the "Acquisition"). Under the Memorandum, the interests of Dickstein Partners and Calibre in Marietta following the Acquisition would be in proportion to their respective cash investments in the Shares purchased by them. The Memorandum provides that Dickstein Partners reserves total discretion over its own investment and voting decisions and over the conduct of the Acquisition, and Calibre reserves total discretion over its investment and voting decisions and its participation in the Acquisition.

      The Memorandum further provides that, after consummation of the Acquisition when Marietta is no longer a publicly-held company, and so long as Calibre maintains its investment in Marietta, Dickstein Partners will cause Mr. Shapiro to be elected as a director of Marietta and to receive a fee of $100,000 per annum for his services as a director. In addition, Dickstein Partners has agreed to pay to Calibre a contingent fee equal to 11% of the net profits realized by Dickstein Partners on its investment in Marietta. A non-refundable advance of $125,000 on the contingent fee is payable by Dickstein Partners to Calibre upon consummation of the Acquisition.

      Under the Memorandum, Calibre will have the right, on certain occasions subsequent to the Acquisition when Marietta is no longer a publicly-held company, to sell its Shares to Marietta at then current fair market value. In the event that Dickstein Partners arranges to sell any portion of its investment in Marietta, in either a privately negotiated transaction or pursuant to a public offering, Calibre will have the right to participate, and Dickstein may require Calibre to participate, in such a sale on a pro rata basis.

      The Memorandum provides that, until Dickstein Partners terminates its participation with Calibre in respect of Marietta, Dickstein Partners will bear all the expenses of the parties. Following consummation of the Acquisition when Marietta is no longer a publicly-held company, Dickstein will be entitled to receive reasonable and customary expenses incurred in connection with the management of Marietta, and it and/or its partners and principals will be entitled to receive up to $100,000 per year in the aggregate for performance of duties as directors and other bona fide services to Marietta.

      Dickstein Partners has the right at any time, by written notice, to terminate the collaboration between Dickstein Partners and Calibre contemplated by the Memorandum. If Dickstein Partners terminates such collaboration, Calibre will nonetheless retain its rights under the Memorandum, except as otherwise provided. Dickstein has agreed to indemnify Calibre against claims asserted on account of alleged wrongful acts or omissions arising in connection with the matters described in the Memorandum, including the purchase of Shares contemplated thereby.

      It is anticipated that Dickstein Partners will engage Mr. Ralph Stewart, a Dickstein Nominee, as a consultant to assist in any due diligence review of Marietta conducted in connection with the proposed acquisition of Marietta by Dickstein Partners and Calibre. It is also anticipated that Mr. Stewart would serve as a management consultant to Dickstein Partners in respect of Marietta for a limited period following consummation of such an acquisition. Mr. Stewart would be compensated on a per diem basis at the rate of approximately $1,000 per day, plus reimbursement of expenses.
PAGE

      Except as aforesaid or as provided under "Election of Directors" above, none of Dickstein Partners, Calibre, the Dickstein Nominees nor any of their respective associates is, or since October 1, 1993 has been, a party to any contract, arrangement or understanding with any person with respect to securities of Marietta.

Change in Control

      Based upon publicly available information concerning Marietta, the following would be the consequences of a change in control of Marietta occasioned by the election of the Dickstein Nominees to a majority of the board of directors of Marietta (a "Dickstein Change of Control").

      Employment agreements with two of Marietta's executive officers would permit these officers to resign upon the occurrence of a Dickstein Change of Control without the approval of the existing directors of Marietta. Following such resignation, these officers would be entitled to severance benefits totaling approximately $335,000. In addition, upon the occurrence of a Dickstein Change of Control without the approval of the existing directors of Marietta, all outstanding unvested stock options of Marietta executives would become immediately exercisable. As of October 1, 1994, there were outstanding executive stock options to acquire 95,846 Shares, of which options with respect to 45,219 Shares had not yet vested.

      Subsequent to October 1, 1994, Marietta granted options to acquire an additional 90,000 Shares to Mr. Stephen D. Tannen, Marietta's President and Chief Executive Officer, at an exercise price of $7.00 per share, of which options to acquire 42,855 Shares were granted under the Plan. See "Other Matters to be Considered at the Annual Meeting--Approval of the Marietta Corporation 1994 Stock Option Plan;" and "--Approval of the Issuance of Stock Options to Stephen D. Tannen." All of such options, which are subject to shareholder approval, are currently unvested, but would become immediately exercisable upon the occurrence of a Dickstein Change of Control without the approval of the existing directors of Marietta. If the Plan or the options granted to Mr. Tannen are not approved by Marietta's shareholders on or prior to November 27, 1995, the grant of the options will be void. However, in lieu of such options, there would be granted to Mr. Tannen cash-only stock appreciation rights in respect of 90,000 Shares, with a base price of $7.00 per share and subject to a maximum amount payable of $630,000. The stock appreciation rights would become immediately excisable upon the occurrence of a Dickstein Change of Control without the approval of the existing directors of Marietta.



PAGE

                          SOLICITATION OF PROXIES

      Proxies may be solicited by mail, advertisement, telephone or telecopier or in person. Solicitations may be made by directors, officers and employees of Dickstein Partners or Calibre, none of whom will receive additional compensation for such solicitations. Dickstein Partners has requested banks, brokerage houses and other custodians, nominees and fiduciaries to forward all its solicitation materials to the beneficial owners of the Shares they hold of record. Dickstein Partners will reimburse these record holders for customary clerical and mailing expenses incurred by them in forwarding these materials to their customers.

      Dickstein Partners has retained the Agent for solicitation and advisory services in connection with the solicitation, for
which the Agent is to receive a fee of $          , together with
reimbursement for its reasonable out-of-pocket expenses. Dickstein Partners has also agreed to indemnify the Agent against certain liabilities and expenses, including liabilities and expenses under the federal securities laws. The Agent will solicit proxies for the Annual Meeting from individuals, brokers, banks, bank nominees and other institutional holders. It is anticipated that the Agent will employ approximately 35 persons to solicit shareholders for the Annual Meeting.

      Certain information about directors and officers of Dickstein Partners and Calibre who, in each case, may also assist in soliciting proxies, is set forth in the attached Schedule I.

      The entire expense of soliciting proxies for the Annual Meeting is being borne by Dickstein Partners. Dickstein Partners may seek reimbursement for such expenses from Marietta, but does not expect that the question of such reimbursement will be submitted to a vote of shareholders. Costs incidental to this solicitation of proxies include expenditures for printing, postage, legal, accounting, public relations, advertising and
related expenses and are expected to be approximately $         ;
costs incurred to the date of this Proxy Statement are
approximately $             .

      If Dickstein Partners should withdraw, or materially change the terms of, this solicitation of proxies prior to the Annual Meeting, Dickstein Partners will supplement this Proxy Statement or otherwise publicly disseminate information regarding such withdrawal or change and, in appropriate circumstances, will provide shareholders with a reasonable opportunity to revoke their proxies prior to the Annual Meeting.

PAGE

           SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS
                     AND MANAGEMENT OF MARIETTA


      As of the date of this Proxy Statement, the Dickstein Funds beneficially own an aggregate of 508,000 Shares, representing approximately 14.1% of the Shares outstanding on the Record Date. The Shares beneficially owned by the Dickstein Funds are owned as set forth in the following table:





Name and Address of        Shares            Percentage of Shares
Beneficial Owner       Beneficially Owned         Outstanding

Dickstein & Co., L.P.      347,900                    9.7%
c/o Dickstein Partners
  Inc.
9 West 57th Street
New York, New York 10019

Dickstein International    160,100                    4.4%
  Limited
129 Front Street
Hamilton HM 12, Bermuda


      Dickstein Partners is the general partner of Dickstein Partners, L.P., which is the general partner of Dickstein & Co., L.P. Dickstein Partners is also the advisor to Dickstein International Limited. Mark Dickstein, a Dickstein Nominee, is the President and sole stockholder of Dickstein Partners. By reason of such relationships, Dickstein Partners, L.P. may be deemed to beneficially own the Shares owned by Dickstein & Co., L.P., and Dickstein Partners and Mark Dickstein may be deemed to beneficially own the shares owned by Dickstein & Co., L.P., and Dickstein International Limited. Each of Dickstein Partners, L.P., Dickstein Partners and Mark Dickstein disclaims beneficially ownership of the Shares which it or he may be deemed to own by reason of such relationships, except to the extent of its or his actual economic interest in the Dickstein Funds. The Dickstein Funds invest primarily in special situations, including the purchase of securities and other obligations of companies that are financially distressed or have recently emerged from bankruptcy, and risk-arbitrage transactions.

      As of the date of this Proxy Statement, Calibre beneficially owns an aggregate of 18,000 Shares, representing approximately 0.5% of the Shares outstanding on the Record Date.

Mr. Howard Shapiro, a Dickstein Nominee, may be deemed to beneficially own the Shares owned by Calibre.

      Except as set forth above, none of Dickstein Partners, Calibre, any of the Dickstein Nominees or any of their respective associates owns beneficially or of record any securities of Marietta or any of its subsidiaries. Schedule II sets forth certain additional information relating to the Shares beneficially owned by the Dickstein Funds and Calibre.





PAGE

                             OTHER INFORMATION

Security Ownership of Certain Beneficial Owners

      Certain information regarding Shares held by Marietta's directors, nominees, management and other 5% shareholders is contained in the Marietta Proxy Statement and is incorporated herein by reference.

Proposals of Security Holders

      Information concerning the date by which proposals of security holders intended to be presented at the next annual meeting of shareholders of Marietta must be received by Marietta for inclusion in Marietta's proxy statement and form of proxy for that meeting is contained in the Marietta Proxy Statement and is incorporated herein by reference.

      Dickstein Partners assumes no responsibility for the accuracy or completeness of any information contained herein which is based on, or incorporated by reference to, the Marietta
Proxy Statement.



      PLEASE INDICATE YOUR SUPPORT OF THE DICKSTEIN NOMINEES BY COMPLETING, SIGNING AND DATING THE ENCLOSED BLUE ANNUAL MEETING PROXY CARD AND RETURN IT PROMPTLY TO MACKENZIE PARTNERS, INC., 156 FIFTH AVENUE, 9TH FLOOR, NEW YORK, NEW YORK 10010 IN THE ENCLOSED ENVELOPE. NO POSTAGE IS NECESSARY IF THE ENVELOPE IS MAILED IN THE UNITED STATES

                                    DICKSTEIN PARTNERS INC.

                        , 1995

PAGE

                                SCHEDULE I

               INFORMATION CONCERNING DIRECTORS AND OFFICERS
                     OF DICKSTEIN PARTNERS AND CALIBRE

      The following table sets forth the name and the present principal occupation or employment, and the name, principal business and address of any corporation or other organization in which such employment is carried on, of the directors and officers of Dickstein Partners and Calibre who, in each case, may also solicit proxies from Marietta shareholders. The principal business address of each of the sole director and the officers of Dickstein Partners named below is c/o Dickstein Partners Inc., 9 West 57th Street, New York, New York 10019, and the principal business address of each of the sole director and the officers of Calibre named below is c/o Calibre Capital Advisors, Inc., 66 East 80th Street, New York, New York 10021.


Director and Officers of Dickstein Partners Inc.

    Name and Positions Held      Present Principal Occupation
                                         or Employment

Mark Dickstein                   President and Sole Director of
President and Sole Director       Dickstein Inc.

Tod Black                        Vice President of
Vice President                    Dickstein Partners Inc.

David Brail                      Vice President of
Vice President                    Dickstein Partners Inc.

Mark D. Brodsky                  Vice President of
Vice President                    Dickstein Partners Inc.

Alan S. Cooper                   Vice President and General
Vice President                    Counsel of Dickstein Partners
                                  Inc.

Steven Cornick                   Vice President of
Vice President                    Dickstein Partners Inc.

Edward Farr                      Vice President of
Vice President                    Dickstein Partners Inc.

Samuel L. Katz                   Vice President of
Vice President                    Dickstein Partners Inc.

Mark Kaufman                     Vice President of
Vice President                    Dickstein Partners Inc.

Arthur Wrubel                    Vice President of
Vice President                    Dickstein Partners Inc.


Director and Officers of Calibre Capital Advisors, Inc.

Name and Positions Held            Present Principal Occupation
                                     or Employment

Howard R. Shapiro                  President and Sole Director
President and Sole Director          of Calibre Capital Advisors,
                                     Inc.

Susan E. Buechley                  Vice President of Calibre
Vice President                       Capital Advisors, Inc.


PAGE

                              SCHEDULE II

    SHARES HELD BY DICKSTEIN PARTNERS, CALIBRE, THEIR RESPECTIVE
           DIRECTORS AND OFFICERS, AND THE DICKSTEIN NOMINEES


      Except as disclosed in this Schedule or in the accompanying Proxy Statement, none of Dickstein Partners, Calibre, any of their respective directors or officers named in Schedule I or the Dickstein Nominees, or any of their respective associates, owns any securities of Marietta or any subsidiary of Marietta, beneficially or of record, has purchased or sold any of such securities within the past two years or is or was within the past year a party to any contract, arrangement or understanding with any person with respect to any such securities. Shares purchased by Dickstein & Co., L.P. and Dickstein International Limited were funded out of these entities' working capital, which may at any time include margin loans made by brokerage firms in the ordinary course of their business.

Dickstein & Co., L.P.

                                       Number of Shares

        Date                   Purchased                   Sold

       1/4/95                    100,000

       1/12/95                    79,500

       1/13/95                     8,500

       1/16/95                    42,500

       1/17/95                   117,400


Dickstein International Limited

                                       Number of Shares

        Date                   Purchased                   Sold

        1/4/95                   46,000

       1/12/95                   36,500

       1/13/95                    4,000

       1/16/95                   19,500

       1/17/95                   54,100

PAGE

Calibre Capital Advisors, Inc.


                                       Number of Shares

        Date                   Purchased                   Sold

      10/6/94                    3,000

     10/18/94                      900

     10/27/94                    5,000

     10/28/94                    1,100

     11/16/94                    3,000

     11/18/94                    2,000

     11/23/94                    3,000




PAGE

                                 IMPORTANT

      Your proxy is important.  No matter how many Shares you
own, please give Dickstein Partners your proxy FOR the election of the Dickstein Nominees by:

        MARKING the enclosed BLUE Annual Meeting proxy card,

        SIGNING the enclosed BLUE Annual Meeting proxy card,

        DATING the enclosed BLUE Annual Meeting proxy card and

       MAILING the enclosed BLUE Annual Meeting proxy card TODAY in the envelope provided (no postage is required if mailed in the United States).

      If you have already submitted a proxy to Marietta for the Annual Meeting, you may change your vote to a vote FOR the election of the Dickstein Nominees by marking, signing, dating and returning the enclosed BLUE proxy card for the Annual Meeting, which must be dated after any proxy you may have submitted to Marietta. Only your latest dated proxy for the Annual Meeting will count at such meeting.

      If you have any questions or require any additional information concerning this Proxy Statement or the proposal by the Dickstein Group to acquire Marietta, please contact MacKenzie Partners, Inc. at the address set forth below. IF ANY OF YOUR SHARES ARE HELD IN THE NAME OF A BROKERAGE FIRM, BANK NOMINEE OR OTHER SUCH INSTITUTION, ONLY IT CAN VOTE SUCH SHARES AND ONLY UPON RECEIPT OF YOUR SPECIFIC INSTRUCTIONS. ACCORDINGLY, PLEASE CONTACT THE PERSON RESPONSIBLE FOR YOUR ACCOUNT AND INSTRUCT THAT PERSON TO EXECUTE THE BLUE ANNUAL MEETING PROXY CARD.

                       MACKENZIE PARTNERS, INC.
                          156 Fifth Avenue
                       New York, New York 10010
                   Tel: (212) 929-5500 (call collect)
                                  or
                     Call Toll-Free (800) 322-2885


PAGE

                            MARIETTA CORPORATION
                       ANNUAL MEETING OF SHAREHOLDERS

              THIS PROXY IS SOLICITED BY DICKSTEIN PARTNERS INC.

      The undersigned shareholder of Marietta Corporation hereby appoints each of Mark D. Brodsky and Alan S. Cooper, and each of them with full power of substitution, for and in the name of the undersigned, to represent and to vote, as designated below, all shares of common stock of Marietta Corporation that the undersigned is entitled to vote if personally present at the 1995 Annual Meeting of Shareholders of Marietta Corporation, and at any adjournment or postponement thereof. The undersigned hereby revokes any previous proxies with respect to the matters covered by this Proxy.

      DICKSTEIN PARTNERS INC. RECOMMENDS A VOTE FOR PROPOSAL 1.

(Please mark each proposal with an "X" in the appropriate box)

  1.  ELECTION OF DIRECTORS:

Election of Steven L. Bock, Mark Dickstein, Jeffrey E. Ginsberg,
Lawrence E. Golub, Samuel L. Katz, Ira W. Krauss, Howard R.
Shapiro and Ralph E. Stewart.

[  ] FOR all nominees except    [   ] WITHHOLD AUTHORITY
     as marked below                  for all nominees

(INSTRUCTION: To withhold authority to vote for one or more nominees, mark FOR above and print the name(s) of the person(s) with respect to whom you wish to withhold authority in the space provided below.)

  2.  APPROVAL OF THE MARIETTA CORPORATION 1994 STOCK OPTION
      PLAN.

  [   ] FOR               [  ] AGAINST          [   ] ABSTAIN

  3.  APPROVAL OF THE ISSUANCE OF STOCK OPTIONS TO STEPHEN D.
      TANNEN.

  [   ] FOR               [   ]AGAINST           [   ] ABSTAIN

  4.  IN THEIR DISCRETION, THE PROXIES ARE AUTHORIZED TO VOTE
      UPON SUCH OTHER BUSINESS AS MAY PROPERLY COME BEFORE THE
      MEETING OR ANY ADJOURNMENT THEREOF.

PLEASE MARK, SIGN DATE AND RETURN THIS PROXY CARD PROMPTLY IN THE
ENCLOSED ENVELOPE PROVIDED.

    This Proxy, when properly executed, will be voted in the manner marked herein by the undersigned shareholder. IF NO MARKING IS MADE, THIS PROXY WILL BE DEEMED TO BE A DIRECTION TO VOTE FOR PROPOSAL 1 AND TO ABSTAIN FROM VOTING ON PROPOSALS 2 AND 3.


                              Please date and sign this proxy
                              exactly as your name appears
                              hereon.


                                        (Signature)


                                 (Signature, if held jointly)


                                           (Title)


                              Dated:



                              When shares are held by joint
                              tenants, both should sign.  When
                              signing as attorney-in-fact,
                              executor, administrator, trustee,
                              guardian, corporate officer or
                              partner, please give full title as
                              such.  If a corporation, please
                              sign in corporate name by President
                              or other authorized officer.  If a
                              partnership, please sign in
                              partnership name by authorized
                              person.

To vote in accordance with the Dickstein Partners recommendation, just sign and date this proxy; no boxes need to be checked.